Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

On April 22, 2004, we issued the following press release announcing our first quarter 2004 operating results.

NEWS RELEASE

Contact:
Bobbi J. Roberts Vice President, Investor Relations Saxon Capital, Inc. 804.967.7879 InvestorRelations@saxonmtg.com

Release Date: April 22, 2004 at 5:00 p.m. Eastern Time

Saxon Capital, Inc. Reports First Quarter 2004 Operating Results

Reports Diluted EPS of $0.63; Owned Portfolio Growth of 5% from Fourth Quarter 2003

GLEN ALLEN, VA. (April 22, 2004) – Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced first quarter 2004 net income of $19.7 million or $0.63 per share diluted, as compared to $12.9 million or $0.44 per share diluted, for first quarter 2003, and $20.2 million or $0.66 per share diluted for fourth quarter 2003.

Operational Highlights

  Net mortgage loan portfolio (“owned portfolio”) increased 22% to $4.9 billion at March 31, 2004 from $4.0 billion at March 31, 2003, and 5% from $4.7 billion at December 31, 2003.
  Mortgage loan production for first quarter 2004 increased by 9% compared to first quarter 2003 and 14% compared to fourth quarter 2003.
  Servicing rights for approximately $569 million of mortgage loans were purchased during first quarter 2004.
  A whole loan sale of $69 million in first mortgage production was completed during the first quarter 2004 at a weighted average price of 105.25% of the outstanding mortgage balances.

Loan Production

Total mortgage loan production, including called loans of $136.3 million, was $778.7 million for first quarter 2004, an increase of 9% compared to first quarter 2003 and 14% compared to fourth quarter 2003. Total mortgage loan production, excluding called loans, was $642.4 million for first quarter 2004, a decrease of 10% compared to first quarter 2003, and 6% compared to fourth quarter 2003. Total cost to produce remained constant at 3.54% for both first quarter 2004 and first quarter 2003, and decreased from 3.57% for fourth quarter 2003.

Saxon’s retail mortgage loan production was $197.5 million during first quarter 2004, an increase of 8% compared to first quarter 2003, and 15% compared to fourth quarter 2003. At March 31, 2004, retail branches totaled 27 as compared to 22 at March 31, 2003. Same branch retail production for branches open greater than 12 months decreased 1% from first quarter 2003 and increased 14% from fourth quarter 2003.

Saxon’s wholesale mortgage loan production was $301.2 million during first quarter 2004, an increase of 10% compared to first quarter 2003, and a decrease of 6% compared to fourth quarter 2003.

Saxon’s correspondent flow mortgage loan production was $111.0 million during first quarter 2004, a decrease of 22% compared to first quarter 2003, and 35% compared to fourth quarter 2003. This decrease is attributable to market conditions and increased pricing competition. Correspondent bulk mortgage loan production was $32.7 million during first quarter 2004, a decrease from $114.6 million in first quarter 2003 and an increase from $18.6 million in fourth quarter 2003. Correspondent bulk transactions in the first quarter 2003 included one purchase for $79.1 million, a significantly larger transaction due to the unique circumstances of the seller.

Purchase of Servicing Rights

During the quarter, Saxon purchased third party servicing rights to approximately $569 million of mortgage loans. Saxon paid an average 67 basis points for the servicing rights, which have annual servicing fees of approximately 50 basis points. Saxon has committed to purchasing an additional $1.6 billion in third party servicing rights through the second quarter 2004.

Portfolio Performance

At March 31, 2004, Saxon’s owned portfolio totaled $4.9 billion, an increase of 22% from March 31, 2003 and 5% from December 31, 2003. Seriously delinquent (60+ days past due) loans were 7.0% of owned portfolio at March 31, 2004, compared to 6.4% at March 31, 2003 and 7.7% at December 31, 2003. The allowance for loan losses declined to $33.8 million at March 31, 2004 from $43.4 million at December 31, 2004. The Company charged off $13.4 million and provided $3.9 million in provision for loan losses during the quarter. Total delinquencies decreased $122.4 million from December 31, 2003 to March 31, 2004. Saxon continues to experience lower delinquencies in the 2002 and 2003 portfolio when compared to the 2001 portfolio. This is in line with the higher credit mix production during 2002 and 2003.

Financial Highlights

For first quarter 2004, Saxon’s net interest income was $57.8 million, as compared to $48.6 million for first quarter 2003 and $54.2 million for fourth quarter 2003. For first quarter 2004, Saxon’s net interest margin was 4.9%, as compared to 5.2% for first quarter 2003 and 4.7% for fourth quarter 2003. Saxon’s net interest margin after provision for mortgage loan losses was 4.6% for the first quarter 2004, as compared to 4.3% for first quarter 2003, and 4.2% for fourth quarter 2003. Saxon’s increase in net interest income is related to the increased owned portfolio size from March 31, 2003 to March 31, 2004.

Total net revenues for first quarter 2004 were $61.4 million, as compared to $47.6 million for first quarter 2003 and $57.9 million for fourth quarter 2003. The increase in net revenues during first quarter 2004 is attributable to 5% growth in the owned portfolio from December 31, 2003 that resulted in an increased net interest income, which more than offset lower prepayment penalty income and a $2.8 million servicing rights impairment recorded during the first quarter 2004.

Operating expenses, which include general and administrative expenses and depreciation, were $31.0 million for first quarter 2003, as compared to $26.7 million for first quarter 2003 and $29.8 million for fourth quarter 2003.

Liquidity

At March 31, 2004, Saxon had $1.8 billion in committed facilities and $134.3 million in short-term liquidity, as compared to $1.5 billion in committed facilities and $94.5 million in short-term liquidity at March 31, 2003.

During the quarter, Saxon priced and closed a $1.1 billion asset-backed securitization, Saxon Asset Securities Trust 2004-1.

Recent Developments

On February 13, 2004, the Company’s subsidiary formed for the purpose of effecting the proposed REIT conversion, Saxon REIT, Inc., filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission as part of a Form S-4 registration statement 333-112834.On April 2, 2004, Saxon REIT filed a pre-effective amendment to its S-4 and anticipates one or more additional pre-effective amendments to be filed. The Company plans to present the proposed REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the second quarter of 2004. If approved, the Company expects the proposed REIT conversion to be completed during the third quarter of 2004.

Conference Call

Saxon will host a conference call for analysts and investors at 11 a.m. Eastern Time on Friday, April 23, 2004. For a live Internet broadcast of this conference call, please visit Saxon’s investor relations website at www.saxoncapitalinc.com. To participate in the call, contact Ms. Bobbi Roberts, Vice President Investor Relations (804.967.7879 or InvestorRelations@saxonmtg.com). A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, April 30, 2004. The replay will be available on Saxon’s website or at (800) 475.6701 using the ID number 727444.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services real property secured mortgages. Saxon is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s production subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 4,000 brokers, 350 correspondents, and 27 retail branches. As of March 31, 2004, Saxon’s servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $10.1 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release reflecting our future, plans and strategies, are “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon’s ability to successfully implement its growth strategy, (iii) Saxon’s ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon’s loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon’s servicing platform and technological capabilities, (viii) Saxon’s ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon’s industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of April 22, 2004. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Additional Information and Where To Find It

In connection with a proposed transaction, Saxon and Saxon REIT, Inc. have filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission, and will file a definitive proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. SHAREHOLDERS AND INVESTORS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents are available free of charge at the SEC’s website (www.sec.gov) and can also be obtained by directing a request to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: InvestorRelations@saxonmtg.com.

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement/prospectus.

Saxon Capital, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except for share data)
(unaudited)

	March 31, 2004	December 31, 2003

Assets
Cash	$6,795	$5,245
Accrued interest receivable	52,743	54,080
Trustee receivable	89,797	74,614
Mortgage loan portfolio	4,940,909	4,723,416
Allowance for loan losses	(33,837)	(43,369)
Net mortgage loan portfolio	4,907,072	4,680,047

Restricted cash	470,300	1,257
Servicing related advances	90,789	98,588
Mortgage servicing rights, net	39,042	41,255
Real estate owned	23,524	23,787
Other assets	67,764	79,959

Total assets	$5,747,826	$5,058,832

Liabilities and shareholders' equity
Liabilities:
Accrued interest payable	$9,576	$8,602
Warehouse financing	426,368	427,969
Securitization financing	4,898,181	4,237,375
Note payable	25,000	25,000
Deferred tax liability	2,161	907
Other liabilities	25,889	13,933

Total liabilities	5,387,175	4,713,786

Shareholders' equity
Common stock, $0.01 par value per share, 100,000,000 shares
authorized; shares issued and outstanding: 28,690,794 as of
March 31, 2004 and 28,661,757 as of December 31, 2003	287	287
Additional paid-in capital	264,564	264,030
Other comprehensive loss, net of tax of $(6,442) and $(3,500)	(10,118)	(5,497)
Retained earnings	105,918	86,226

Total shareholders' equity	360,651	345,046

Total liabilities and shareholders' equity	$5,747,826	$5,058,832

Saxon Capital,Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for share data)
(unaudited)

	Quarter Ended March 31, 2004	Quarter Ended December 31, 2003	Quarter Ended September 30, 2003	Quarter Ended June 30, 2003	Quarter Ended March 31, 2003

Revenues:
Interest income (1)	$ 90,999	$ 88,743	$ 85,489	$ 83,577	$ 75,255
Interest expense	(33,167)	(34,506)	(31,143)	(30,993)	(26,661)

Net interest income	57,832	54,237	54,346	52,584	48,594
Provision for mortgage loan losses	(3,878)	(6,219)	(8,517)	(9,677)	(8,614)

Net interest income after provision for mortgage loan losses	53,954	48,018	45,829	42,907	39,980
Servicing income, net of amortization and impairment(1)	4,892	8,358	7,994	8,202	7,580
Gain on sale of mortgage assets	2,551	1,558	924	45	6

Total net revenues	$ 61,397	$ 57,934	$ 54,747	$ 51,154	$ 47,566
Expenses:
Payroll and related expenses	15,644	12,752	14,839	13,382	14,278
General and administrative expenses	12,758	15,036	11,368	11,424	11,058
Other expense	2,637	1,980	1,053	1,261	1,325

Total expenses	31,039	29,768	27,260	26,067	26,661
Income before taxes	30,358	28,166	27,487	25,087	20,905
Income tax expense	10,666	7,964	10,868	9,656	8,021

Net income	$ 19,692	$ 20,202	$ 16,619	$ 15,431	$ 12,884

Basic earnings per share	$ 0.69	$ 0.71	$ 0.58	$ 0.54	$ 0.46

Diluted earnings per share	$ 0.63	$ 0.66	$ 0.55	$ 0.51	$ 0.44

(1)     Previously the company reported prepayment penalty income as a component of net servicing income. The company has reclassified prepayment penalty income to interest income for all periods presented.

Saxon Capital, Inc.
Supplemental Data
Quarter Ended

	Qtr 3/31/2004	Qtr 12/31/2003	Qtr 9/30/2003	Qtr 6/30/2003	Qtr 3/31/2003

Production Statistics
Volume
Wholesale	$ 301,206	$ 320,429	$ 296,959	$ 282,460	$ 274,724
Retail	197,511	172,204	184,474	223,633	182,345
Correspondent Flow	111,006	172,033	185,406	200,441	142,460
Correspondent Bulk	32,720	18,636	37,387	34,774	114,574
Called loans(1)	136,291	--	--	--	--
Net Cost to Produce(2)
Wholesale	3.28%	3.09%	2.81%	2.97%	3.27%
Retail	3.57%	4.47%	3.33%	2.80%	3.06%
Correspondent Flow	3.78%	3.35%	3.24%	3.32%	3.50%
Correspondent Bulk	5.00%	5.79%	5.14%	5.25%	4.98%
Total Production	3.54%	3.57%	3.19%	3.12%	3.54%
Cost to Service	0.26%	0.26%	0.26%	0.26%	0.26%
Credit Quality(3)
Average Loan-To-Value	80.1%	79.6%	79.2%	79.9%	79.5%
Credit Score	618	621	623	617	612
Fixed Weighted Average Coupon	8.2%	8.1%	7.8%	7.7%	7.9%
ARM Weighted Average Coupon	7.2%	7.5%	7.5%	7.6%	8.0%
Portfolio Statistics
Owned Portfolio Principal Balance (at period end)	$ 4,918,253	$ 4,665,770	$ 4,529,008	$ 4,319,424	$ 3,953,056
Owned Portfolio Seriously Delinquent(4)	7.0%	7.7%	7.5%	6.6%	6.4%
Owned Net Losses on Liquidated Loans - quarter ended trust basis(5)(6)	10,381	7,629	7,609	6,668	5,860
Owned Net Losses on Liquidated Loans - quarter ended GAAP basis(6)	13,350	9,172	7,431	8,029	6,282
Total Serviced Portfolio Principal Balance (at period end)	10,127,216	9,899,523	8,778,290	8,318,228	8,394,916
Total Serviced Portfolio Seriously Delinquent(4)	7.9%	8.9%	10.1%	10.0%	9.8%
Total Serviced Net Losses on Liquidated Loans - quarter ended trust basis	26,982	25,310	26,655	29,127	26,554
Key Ratios
Average Earning Assets(7)	$ 4,726,335	$ 4,623,280	$ 4,395,113	$ 4,115,044	$ 3,723,306
Average Assets	5,403,329	5,100,500	4,917,499	4,511,920	4,247,087
Average Equity	352,849	334,823	313,025	297,472	289,920
Return on Average Assets (ROA)(8)	1.5%	1.6%	1.4%	1.4%	1.2%
Return on Average Equity (ROE)(8)	22.3%	24.1%	21.2%	20.7%	17.8%
Average Equity/Average Assets(%)	6.5%	6.6%	6.4%	6.6%	6.8%
Interest Income/Average Earning Assets(8)	7.7%	7.7%	7.8%	8.1%	8.1%
Interest Expense/Average Earning Assets(8)	2.8%	3.0%	2.8%	3.0%	2.9%
Net Interest Income/Average Earning Assets(10)(8)	4.9%	4.7%	4.9%	5.1%	5.2%
Net Interest Margin after provision for Mortgage Loans Losses(8)	4.6%	4.2%	4.2%	4.2%	4.3%
Operating expense/Servicing Portfolio(8)	1.2%	1.2%	1.2%	1.2%	1.3%
Operating expenses/Average Assets(8)	2.3%	2.3%	2.2%	2.3%	2.5%
Efficiency Ratio(9)	50.6%	51.4%	49.8%	51.0%	56.1%
Common Stock Data
Basic earnings per share	$ 0.69	$ 0.71	$ 0.58	$ 0.54	$ 0.46
Diluted earnings per share	$ 0.63	$ 0.66	$ 0.55	$ 0.51	$ 0.44
Shares used to compute basic EPS	28,671	28,639	28,600	28,522	28,284
Shares used to compute diluted EPS	31,407	30,701	30,312	29,973	29,059
Shares outstanding (period end)	28,691	28,662	28,617	28,594	28,393
Common Stock Price
High	$ 30.75	$ 22.15	$ 18.65	$ 19.01	$ 13.96
Low	$ 26.82	$ 17.15	$ 15.30	$ 12.81	$ 10.76
Period End	$ 28.40	$ 20.95	$ 17.14	$ 17.28	$ 13.31
Book value per share (period end)	$ 12.57	$ 12.04	$ 11.34	$ 10.54	$ 10.34

(1)     Called loans are mortgages purchased from the SASTA 98-1, 98-2, and 98-3 securitizations pursuant to the clean-up call provision of the trust.

(2)     Net cost to produce is defined as general and administrative costs and premium paid, net of fees collected, divided by loan production.

(3)     Amounts for 2004 include $136.3 million in called loans.

(4)     Seriously delinquent is defined as 60 plus days past due.

(5)     2004 net losses exclude $5.9 million relating to sale of delinquent called loans purchased at a discount and certain recoveries.

(6)     GAAP requires losses to be recognized immediately upon the loan transferring to real estate owned. The trust does not recognize a loss on real estate owned property until it is sold, which causes a timing difference between GAAP and trust losses. In addition, trust losses exclude losses resulting from a delinquent loan sale. Exhibit A provides a reconcilation of GAAP to trust losses.

(7)     Average Earning Assets is a daily average balance of loans in warehouse and securitized portfolio.

(8)     Ratios are annualized.

(9)     Efficiency ratio is calculated as total expenses divided by net revenues.

(10)     Previously the company reported prepayment penalty income as a component of net servicing income. The company has reclassified prepayment penalty income to interest income for all periods presented.

Saxon Capital, Inc.
Exhibit A

Reconciliation between GAAP and Trust Losses	Qtr 3/31/2004	Qtr 12/31/2003	Qtr 9/30/2003	Qtr 6/30/2003	Qtr 3/31/2003

Losses trust basis	$ 10,381,098	$ 7,634,886	$ 7,608,921	$ 6,668,155	$ 5,854,356
Loan transfers to real estate owned	10,962,530	7,807,217	6,674,255	4,945,405	3,790,713
Realized losses on real estate owned	(9,013,402)	(6,189,620)	(6,403,097)	(4,908,526)	(3,870,654)
Timing differences between trust and financial	294,238	(45,201)	248,598	1,233,650	957,799
Loss from delinquent loans sale applied to reserve	359,138	249,714	--	--	--
Basis adjustments applied against loss	--	(20,223)	(24,203)	(193,744)	(40,563)
Interest not advanced on warehouse	(43,022)	(39,665)	(123,985)	(225,999)	(303,411)
Other	409,460	(226,144)	(549,265)	510,086	(105,922)

GAAP losses	$ 13,350,040	$ 9,170,964	$ 7,431,224	$ 8,029,027	$ 6,282,318